UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

CNPJ/MF nº 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Closing of a Share Buyback Program and Approval of a New Program

TIM S.A. (“Company”) (B3: TIMS3 and NYSE: TIMB) in compliance with Section 157 of Law No. 6,404/76 and the provisions of CVM Instruction No. 358, hereby informs its shareholders, the market in general and other interested parties that the Company’s Board of Directors approved on the date hereof, what follows:

1.	The closing of the Share Buyback Program approved at the Board of Directors’ meeting of the merged company by the Company, TIM Participações S.A., in July 29th, 2020 (“Program 4”). During the Program 397,331 (three hundred ninety-seven thousand three hundred and thirty-one) common shares were acquired by an average price of R$12.11 (twelve reais and eleven centavos), in order to fulfill the obligations regarding the stock-based Long-Term Incentive Plan addressed to the Company's executives;

2.	The approval of a new Share Buyback Program (“Program 5”), of its own issuance, pursuant to Section 22, V, of the Company's By-laws and of Section 5 of CVM Instruction No. 567, with the following conditions:

(i)	Objective: The purpose of the program is to support the stock-based compensation of the Long Term Incentive Plan – LTI or for eventual cancellation, without reducing the capital stock.

(ii)	Number of Shares that may be acquired during the Program 5: Up to 2,890,417 (two million, eight hundred ninety thousand, four hundred seventeen) common shares of the Company (“Shares”) may be acquired, without reduction of the capital stock, corresponding to 0.09% (zero, point, zero, nine percent ) of the total common shares of the Company or 0.27% (zero, point, twenty seven percent ) of the free float shares. The Company’s Management may decide the best moment, within the Program Term, to carry out the acquisitions of the Shares, and may make one or several acquisitions.

(iii)	Deadline: The Program 5 will start as of the date of the Board of Directors’ resolution, remaining in force until November 5th, 2022, the acquisitions being made at the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, in compliance with the applicable legal and regulatory limits.

(iv)	Intermediary Financial Institutions: The acquisition of shares will be performed through GENIAL INVESTIMENTOS CORRETORA DE VALORES MOBILIÁRIOS S.A. (ex-Brasil Plural CCTVM S/A) and BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“BTG PACTUAL”).

(v)	Resources to be used: The resources of the capital and profit reserves, which total R$ 6,856,779,468.36 (six billion, eight hundred and fifty-six million, seven hundred and seventy-nine thousand, four hundred and sixty-eight reais and thirty-six centavos), net of funding costs, will be used according to the Interim Financial Statements as of March 31st, 2021, except for the reserves referred to in Section 7, paragraph 1, of CVM Instruction No. 567.

(vi)	The Minutes of the Board of Directors’ Meeting that approved the Program are available at the Company's Investor Relations website www.tim.com.br/ir, as well as at the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and B3, www.cvm.gov.br and www.b3.com.br, where the information required by Appendix 30-XXXVI of CVM Instruction No. 480 is available.

The Company will keep its shareholders and the market informed about the progress of the Program, in accordance with the applicable regulations.

Rio de Janeiro, May 05th, 2021

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer